(M6 LOGO)
Paris, January 9, 2006
Vivendi Universal — TF1 — M6 Sign Proposed pay-TV Commercial
Agreement
After having consulted the relevant labor relations committees, Vivendi Universal, TF1 and M6 have signed an agreement on January 6, 2006, in accordance with the announcement made on December 16, 2005. This agreement seeks to combine the pay-TV businesses in France of Group Canal+ and TPS within a group controlled by Vivendi Universal,
Upon completion of the transaction, the new group would be owned:
— 85% by Vivendi Universal,
— 9.9% by TF1, and
— 5.1% by M6.
The agreement is subject to the approval of the French competition authorities. It will also be referred to the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority).
Vivendi Universal’s investment, though the company would retain exclusive control of the new group, could change depending on the outcome of discussions with Lagardère.
Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks that: Vivendi Universal, TF1 and M6 will not be able to obtain the regulatory, competition or other approvals necessary to complete the contemplated transaction; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.